Exhibit 99.1

NaaS Technology Inc. Reports Unaudited Financial Results for the First Six Months of 2025

BEIJING, China, October 14, 2025 -- NaaS Technology Inc. (Nasdaq: NAAS) (“NaaS” or the “Company”), the first U.S.-listed EV charging service company in China, today announced its unaudited financial results for the first six months ended June 30, 2025.

2025 First Half Financial and Operational Highlights

•	Substantial Increase in Gross Margin: Gross margin reached 97% in the first half of 2025, a substantial increase of 65 percentage points from 32% in the same period last year. Gross profit rose by 81% year-over-year.

•	Stronger Order Margins: The proportion of profitable orders increased to approximately 75% (vs. 64% in the first half of 2024), while online operating expenses declined by 37% year-over-year.

•	Improving Overall Profitability: The Company delivered net profit of RMB65.4 million for the reporting period, compared with a net loss of RMB363.2 million in the first half of 2024. Meanwhile, non-IFRS net loss attributable to the ordinary shareholders of the Company narrowed by 63% year-over-year.

Ms. Yang Wang, Chief Executive Officer of NaaS commented, “We have successfully completed strategic initiatives to focus on platform-based charging business, with significant optimization in cost, efficiency and profitability. Going forward, we will keep leveraging artificial intelligence technology to optimize the supply-demand matching of electric vehicle (EV) charging. Besides, as corporate fleets increasingly deploy EVs, we will enhance enterprise-grade energy management services based on our EV charging service ability.”

Mr. Steven Sim, Chief Financial Officer of NaaS, added, “During the reporting period, strong growth in gross profit and gross margin, combined with continued improvements in workforce productivity, further strengthened the Company’s financial resilience. Our optimized financial structure has not only reinforced the foundation for profitability but also created greater flexibility for future strategic investments and sustainable value creation.”

Recent Developments:

1. NaaS Completes China’s Pioneering Carbon Credit Transaction for EV Charging

In January 2025, NaaS facilitated the sale of 1,962 tons of carbon emission reductions generated from EV charging adoption, in partnership with Hubei Zhongtan Asset Management Co., Ltd.. These reductions were generated through NaaS’s pioneering EV charging carbon account, which enables users to earn and redeem carbon credits through their daily charging activities. As of June 30, 2024, more than 800,000 users had activated carbon accounts, further underscoring the platform’s leadership in green mobility. This milestone transaction once again highlights NaaS’s long-term commitment to carbon reduction practices, advancing sustainable mobility, and contributing to China’s carbon neutrality goals.

2. Strategic Partnership with Xiaomi

In March 2025, NaaS formed a strategic partnership with Xiaomi Auto, enabling Xiaomi Auto users to seamlessly access NaaS’s nationwide charging network via the Xiaomi Auto app and in-car charging map. The partnership brings together NaaS’s AI-driven technology and Xiaomi’s smart mobility platform to deliver a more seamless, efficient, and intelligent charging experience. It also reaffirms NaaS’s long-term commitment to technological innovation, superior user experience, and the promotion of sustainable mobility.

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3. 2024 ESG Report

In August 2025, NaaS released its 2024 Environmental, Social and Governance (ESG) Report, announcing a long-term goal to achieve net-zero greenhouse gas emissions across Scopes 1, 2, and 3 by 2050. In 2024, the Company’s charging services enabled a cumulative reduction of 3.22 million tons of carbon emissions, while its own greenhouse gas emissions fell by more than 47% year over year. NaaS also earned top recognition across leading international ESG rating systems: it ranked among the top 1% in the global retail industry according to S&P Global’s Corporate Sustainability Assessment (CSA), received an “A” rating from the CDP Climate Change Questionnaire, and scored 78 in Sustainable Fitch ESG Entity Rating in 2024 — the highest in the Asia-Pacific region. Collectively, these distinctions further reinforce NaaS’s position as a global leader in sustainable mobility.

2025 First Half Financial Results

Revenue

Total revenue was RMB66.6 million, down 40% year over year, primarily due to the Company’s proactive strategic shift away from capital-intensive, cash-consuming businesses, which had a short-term impact on the revenue.

•	Charging services revenue was RMB63.5 million, compared with RMB92.7 million in the same period last year, with revenue from low margin full station operation business down by RMB31.9 million year-over-year.

•	Energy solutions revenue was RMB0.5 million, compared with RMB14.5 million in the same period last year, as the Company continued to reduce the scale of working capital intensive offline business such as charging pile sales and EPC engineering projects.

•	New Initiatives revenue was RMB2.6 million, compared with RMB4.0 million in the prior year, mainly attributable to decrease in power purchasing service business.

Cost of Revenues

Operating costs were RMB2.2 million, a 97% decrease from RMB75.6 million in the same period last year. Key changes included:

1)	Personnel expenses (excluding share-based compensation) decreased by 71% year over year to RMB0.6 million, from RMB2.1 million in the first half of 2024, reflecting the phase-out of full station operation model and energy solutions businesses as well as related team optimization;

2)	Site rental and electricity expenses related to full station operation model declined by 98% to RMB0.7 million, from RMB37.6 million in the first half of 2024;

3)	Costs related to the energy solutions business, including charging pile sales and offline EPC projects, decreased by 94% to RMB0.8 million, from RMB13.2 million in the first half of 2024.

The significant cost reductions were primarily driven by the Company’s transition to an asset-light platform model and its proactive shift away from asset-heavy businesses, resulting in a more optimized cost structure.

Gross Margin

Gross margin reached 97%, up by 65 percentage points from 32% in the same period last year, primarily reflecting the Company’s transition to an asset-light operating model that has significantly improved overall profitability.

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Operating Expenses

Total operating expenses were RMB104.5 million, down by 68% year-over-year, reflecting effective control of personnel-related costs and improved online operating efficiency based on reduction in loss-making charging orders.

1)	Selling and marketing expenses were RMB57.7 million, reduced by 52% from RMB119.7 million in the same period last year.

2)	General and administrative expenses were RMB54.0 million, reduced by 69% from RMB172.6 million in the same period last year.

3)	Research and development expenses were RMB7.5 million, reduced by 77% from RMB32.8 million in the same period last year.

The Company recorded a net impairment reversal of RMB14.7 million, compared with a net impairment loss of RMB1.3 million in the prior-year period, primarily attributable to significant improvements in actual collections of receivables that warranted positive adjustment credit loss provisions.

These improvements highlight the Company’s disciplined cost control and enhanced operating efficiency.

Net Profit and Non-IFRS Net Loss

Net profit attributable to ordinary shareholders of the Company was RMB66.1 million, compared with a net loss of RMB362.9 million in the same period last year. The Company recognized a gain of approximately RMB140 million upon the settlement of a US$35 million convertible note, where the minimum amount payable by the Company to the convertible note holder was modified from US$35 million to US$16.5 million amongst the modification of several other terms. Non-IFRS net loss attributable to ordinary shareholders of the Company was RMB61.0 million, narrowing by 63% year over year from a net loss of RMB166.3 million in the prior-year period.

Cash Position

Cash and cash equivalents totaled RMB74.7 million as of June 30, 2025, compared with RMB126.6 million as of December 31, 2024.

Exchange Rate

This press release contains translations of certain RMB amounts into USD at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1636 to US$1.00, the noon buying rate in effect on June 30, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measures

The Company uses non-IFRS measures such as non-IFRS net profit/loss, non-IFRS net margin and non-IFRS operating expenses in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that non-IFRS financial measures help identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its results for the period and effects certain instruments convertible to the Company's equity. The Company believes that non-IFRS financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

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Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or construed as an alternative to IFRS financial measures or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS financial measures and the reconciliation to their most directly comparable IFRS measures. Non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the IFRS and non-IFRS financial measures, please see the section titled “Unaudited reconciliations of IFRS and non-IFRS financial measures.”

About NaaS Technology Inc.

NaaS Technology Inc. is the first U.S. listed EV charging service company in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. The Company provides one-stop solutions to energy asset owners comprising charging services, energy solutions and new initiatives, supporting every stage of energy assets' lifecycle and facilitating energy transition.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forwardlooking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NaaS’ goals and strategies; its future business development, financial conditions and results of operations; its ability to continuously develop new technology, services and products and keep up with changes in the industries in which it operates; growth of China’s EV charging industry and EV charging service industry and NaaS’ future business development; demand for and market acceptance of NaaS’ products and services; NaaS’ ability to protect and enforce its intellectual property rights; NaaS’ ability to attract and retain qualified executives and personnel; the COVID19 pandemic and the effects of government and other measures that have been or will be taken in connection therewith; U.S.-China trade war and its effect on NaaS’ operation, fluctuations of the RMB exchange rate, and NaaS’ ability to obtain adequate financing for its planned capital expenditure requirements; NaaS’ relationships with end-users, customers, suppliers and other business partners; competition in the industry; relevant government policies and regulations related to the industry; and fluctuations in general economic and business conditions in China and globally. Further information regarding these and other risks is included in NaaS’ filings with the SEC.

For investor and media inquiries, please contact:

Investor Relations
NaaS Technology Inc.
E-mail: ir@enaas.com

Media inquiries:
E-mail: pr@enaas.com

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NAAS TECHNOLOGY INC.

UNAUDITED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	For the Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025
(In thousands, except for share and per share and per ADS data)	RMB	RMB	US$
Continuing operations
Revenues
Charging services revenues	92,736	63,531	8,869
Energy solutions revenues	14,544	454	63
New initiatives revenues	4,004	2,616	365
Total revenues	111,284	66,601	9,297

Cost of revenues	(75,629)	(2,227)	(311)
Gross profit	35,655	64,374	8,986

Operating expenses
Selling and marketing expenses	(119,662)	(57,692)	(8,053)
Administrative expenses	(172,606)	(54,026)	(7,542)
Research and development expenses	(32,777)	(7,522)	(1,050)
Impairment losses, net	(1,322)	14,742	2,058
Total operating expenses	(326,367)	(104,498)	(14,587)

Other gains, net	14,282	1,015	142

Operating loss	(276,430)	(39,109)	(5,459)
Fair value changes of convertible instruments	(7,797)	135,686	18,941
Fair value changes of financial instruments at fair value through profit or loss	(65,591)	1,336	186
Finance costs	(23,148)	(17,989)	(2,511)
(Loss)/profit before income tax	(372,966)	79,924	11,157
Income tax	7,195	—	—
(Loss)/profit from continuing operations	(365,771)	79,924	11,157

Profit/(loss) from discontinued operations	2,596	(14,553)	(2,032)
Net (loss)/profit	(363,175)	65,371	9,125

Net (loss)/profit attributable to:
Equity holders of the Company	(362,870)	66,072	9,223
Non-controlling interests	(305)	(701)	(98)
	(363,175)	65,371	9,125

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	For the Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025
(In thousands, except for share and per share and per ADS data)	RMB	RMB	US$
Basic and diluted (loss)/earnings per share for (loss)/profit from continuing operations attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic	(0.143)	0.016	0.002
Diluted	(0.143)	(0.005)	(0.001)

Basic and diluted (loss)/earnings per ADS for (loss)/profit from continuing operations attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(457.434)	52.540	7.334
Diluted	(457.434)	(15.697)	(2.191)

Basic and diluted (loss)/earnings per share for (loss)/profit attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic	(0.142)	0.014	0.002
Diluted	(0.142)	(0.006)	(0.001)

Basic and diluted (loss)/earnings per ADS for (loss)/profit attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(453.469)	43.426	6.062
Diluted	(453.469)	(19.601)	(2.736)

Weighted average number of ordinary shares outstanding-basic	2,560,665,862	4,868,638,378	4,868,638,378
Weighted average number of ordinary shares outstanding-diluted	2,560,665,862	11,365,302,897	11,365,302,897

Net (loss)/profit	(363,175)	65,371	9,125
Other comprehensive (loss)/income that will not be reclassified to profit or loss in subsequent periods:
Fair value changes on equity investment designated at fair value through other comprehensive (loss)/income, net of tax	(44,090)	11,504	1,606
Currency translation differences	2,263	(786)	(109)
Other comprehensive (loss)/income, net of tax	(41,827)	10,718	1,497
Total comprehensive (loss)/income	(405,002)	76,089	10,622
Total comprehensive (loss)/income attributable to:
Equity holders of the Company	(404,697)	76,790	10,720
Non-controlling interests	(305)	(701)	(98)
	(405,002)	76,089	10,622

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NAAS TECHNOLOGY INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of
	December 31, 2024	June 30, 2025
(In thousands)	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	126,614	74,724	10,431
Trade receivables	44,506	34,765	4,853
Financial assets at fair value through profit or loss	45	45	6
Inventories	—	67	9
Prepayments, other receivables and other assets	204,177	251,487	35,107
Other financial assets	9,129	—	—
Assets classified as held for sale	55,026	41,147	5,744
Total current assets	439,497	402,235	56,150
Non-current assets
Right-of-use assets	4,804	3,599	502
Financial assets at fair value through profit or loss	3,160	3,160	441
Financial assets at fair value through other comprehensive income	195,789	207,293	28,937
Investments accounted for using equity method	411	410	57
Property, plant and equipment	2,601	1,764	246
Intangible assets	2,335	1,964	274
Other non-current assets	2,047	311	44
Total non-current assets	211,147	218,501	30,501
Total assets	650,644	620,736	86,651
LIABILITIES AND EQUITY
Current liabilities
Borrowings	772,978	751,594	104,918
Current lease liabilities	1,254	1,453	203
Trade payables	104,224	183,812	25,659
Income tax payables	796	796	111
Convertible bonds	241,524	—	—
Other payables and accruals	179,051	184,257	25,721
Financial liabilities at fair value through profit or loss	—	2,246	314
Liabilities relating to assets classified as held for sale	50,586	41,160	5,746
Total current liabilities	1,350,413	1,165,318	162,672
Non-current liabilities
Borrowings	51,067	91,827	12,819
Non-current lease liabilities	3,298	1,105	154
Total non-current liabilities	54,365	92,932	12,973
Total liabilities	1,404,778	1,258,250	175,645
EQUITY
Share capital	186,678	422,153	58,930
Subscription receivable	(4,696)	(47,765)	(6,668)
Treasury shares	(6,862)	(6,862)	(958)
Warrant outstanding	29,587	29,587	4,130
Additional paid-in capital	7,389,684	7,237,809	1,010,359
Other reserves	(97,194)	(86,476)	(12,071)
Accumulated losses	(8,251,652)	(8,185,580)	(1,142,663)
Non-controlling interests	321	(380)	(53)
Total equity	(754,134)	(637,514)	(88,994)
Total equity and liabilities	650,644	620,736	86,651

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NAAS TECHNOLOGY INC.

UNAUDITED RECONCILIATIONS OF IFRS AND NON-IFRS FINANCIAL MEASURES

	For the Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025
(In thousands, except for share and per share and per ADS data)	RMB	RMB	US$
Reconciliation of non-IFRS net loss attributable to the ordinary shareholders of the Company to net (loss)/profit attributable to the ordinary shareholders of the Company

Net (loss)/profit attributable to the ordinary shareholders of the Company	(362,870)	66,072	9,223
Add: Share-based compensation expenses	123,257	9,903	1,382
Fair value changes of convertible instruments	7,797	(135,686)	(18,941)
Fair value changes of financial instruments at fair value through profit or loss	65,562	(1,336)	(186)
Non-IFRS net loss attributable to the ordinary shareholders of the Company	(166,254)	(61,047)	(8,522)

Basic and diluted loss per share for non-IFRS net loss attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic	(0.065)	(0.013)	(0.002)
Diluted	(0.065)	(0.013)	(0.002)

Basic and diluted loss per ADS for non-IFRS net loss attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(207.762)	(40.125)	(5.601)
Diluted	(207.762)	(40.125)	(5.601)

Weighted average number of ordinary shares outstanding-basic	2,560,665,862	4,868,638,378	4,868,638,378
Weighted average number of ordinary shares outstanding-diluted	2,560,665,862	4,868,638,378	4,868,638,378

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	For the Six Months Ended
	June 30, 2024	June 30, 2025
(In thousands)	RMB	RMB	US$
Continuing operations
Cost of revenues	(75,629)	(2,227)	(311)
Share-based compensation expenses	5,050	(5,702)	(796)
Non-IFRS cost of revenues	(70,579)	(7,929)	(1,107)

Selling and marketing expenses	(119,662)	(57,692)	(8,053)
Share-based compensation expenses	24,089	2,935	409
Non-IFRS selling and marketing expenses	(95,573)	(54,757)	(7,644)

Administrative expenses	(172,606)	(54,026)	(7,542)
Share-based compensation expenses	85,593	11,589	1,618
Non-IFRS administrative expenses	(87,013)	(42,437)	(5,924)

Research and development expenses	(32,777)	(7,522)	(1,050)
Share-based compensation expenses	8,525	1,081	151
Non-IFRS research and development expenses	(24,252)	(6,441)	(899)

Operating loss	(276,430)	(39,109)	(5,459)
Share-based compensation expenses	123,257	9,903	1,382
Non-IFRS operating loss	(153,173)	(29,206)	(4,077)

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